UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: December 5, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

JON FREDRIK BAKSAAS TO JOIN SUPERVISORY BOARD OF VIMPELCOM

Amsterdam (December 5, 2011) – VimpelCom Ltd. (“VimpelCom” or “the Company”) (NYSE:VIP) announced today that Jon Fredrik Baksaas, President and CEO of Telenor Group, will rejoin the Supervisory Board of VimpelCom with immediate effect. Mr. Baksaas is replacing Jan Edvard Thygesen who has been appointed deputy CEO and COO of the Company as of January 1, 2012.

Biography Jon Fredrik Baksaas

Mr. Baksaas has been President and CEO of Telenor Group since June 2002. Prior to becoming the President and CEO, Baksaas served as Telenor’s Deputy CEO, CFO and Executive Vice President with the overall responsibility for Telenor’s networks and communication services in Norway, one of the world’s most advanced countries in ICT usage. Before joining Telenor in 1989, he served as CFO in Aker AS, CFO in Stolt-Nielsen Seaway and held finance related positions in Det Norske Veritas (DNV) in Norway and Japan. Baksaas is currently a board member of Svenska Handelsbanken AB, GSMA Association and the Advisory Council of Det Norske Veritas (DNV). Mr. Baksaas holds a Master of Science degree from the Norwegian School of Economics and Business Administration and has additional qualifications from IMD in Lausanne, Switzerland.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the "Beeline", "Kyivstar", "djuice", “Wind”, "Infostrada" “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. VimpelCom has more than 200 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Elena Prokhorova
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +7(495) 725-0708 (Moscow)